Exhibit 12.82

DTE Electric Company
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(In millions)
Earnings:
Pretax earnings	$928	$975	$836	$830	$741
Adjustments to earnings(a)	(9)	(8)	(11)	(11)	(7)
Fixed charges	288	278	277	267	281
Net earnings	$1,207	$1,245	$1,102	$1,086	$1,015

Fixed Charges:
Interest expense(b)	$271	$261	$255	$247	$264
Adjustments to fixed charges(c)	17	17	22	20	17
Fixed charges	$288	$278	$277	$267	$281

Ratio of earnings to fixed charges	4.19	4.48	3.98	4.07	3.61
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(a)	Adjustments include the removal of the impact of earnings from non-consolidated entities and the inclusion of capitalized interest costs.

(b)	Includes interest on uncertain tax positions.

(c)	Adjustments include the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined and capitalized interest costs.